ECKERT SEAMANS CHERIN & MELLOTT, LLC
2 Liberty Place, 50 S. 16th Street, 22nd Floor
Philadelphia, Pennsylvania 19102

October 16, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Clickable Enterprises, Inc. -
Preliminary Revised Proxy Soliciting Materials filed today
Preliminary Proxy Statement filed October 15, 2007

Ladies and Gentlemen:

On behalf of Clickable Enterprises, Inc., a Delaware corporation (the “Company”), we hereby transmit pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended, and Rule 101(a) of Regulation S-T, preliminary revised proxy materials relating to the Company’s 2007 annual meeting of stockholders. The Company is filing preliminary revised proxy materials because Appendix A was inadvertently excluded from the preliminary proxy materials filed yesterday, October 15, 2007.

The Company expects to release the definitive proxy materials to its stockholders on or about October 29, 2007.

If you have any questions regarding this filing, please contact me at (215) 851-8472 or gmiller@eckertseamans.com. Any facsimile transmissions should be sent to (215) 851-8383.

Very truly yours,

/s/ Gary A. Miller